

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2017

Valerie Baugher
President
Sunset Island Group
555 N. El Camino Real #A418
San Clemente, CA 92672

Re: Sunset Island Group
Amendment No. 1 to
Registration Statement on Form S-1
Filed July 17, 2017
File No. 333-218967

Dear Ms. Baugher:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2017 letter.

Form S-1/A filed July 17, 2017

Exhibits

1.   We note that the Exhibit 10.2 filed in response to prior comment 3 omits certain terms and exhibits. Please file a complete version of the agreement, without redactions and including Exhibits A and B. Alternatively, you may file a request for confidential treatment pursuant to Securities Act Rule 406. For guidance, please refer to the Division of Corporation Finance's Staff Legal Bulletin No. 1, available on the Commission's website.

        Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance